

May 25, 2012

<u>Via E-mail</u>
Wai Yin Marcia Pong
President and Chief Executive Officer
ABC Records Management and Data Storage Inc.
Flat A, 22F, Block 11
Wonderland Villas, Kwai Chung
Hong Kong, China

> **Re: ABC Records Management and Data Storage Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on May 11, 2012**
> **File No. 333-177746**

Dear Ms. Pong:

        We have reviewed your responses to the comments in our letter dated May 3, 2012 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 1 and reissue in part. Please disclose on your "prospectus" cover page that you are an emerging growth company, rather than on the cover page of your registration statement.

2. In regards to the statement on the cover page, please revise to indicate that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, rather than under applicable SEC rules.

<u>Description of Business, page 18</u>

3. We note your added disclosure in regards to our prior comment 1. We also note from your disclosure at page 10 under the risk factor "Because We Have Elected to Defer Compliance," that it appears you are electing to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please make clear in your disclosure here your election under Section 107 in regards to complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.

4. We note your response to our prior comment 3. In comparing the table on page 20 with the one found on page 54, it appears that you have omitted the category description for accounting expenses on page 20. We also note that the accounting expenses on both pages 20 and 54 reflect as $18,330, which appears to cause a difference of $30 for the total expenses of $170,300. Please revise to reconcile here and on page 54.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor